Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated August 11, 2021

Relating to Preliminary Prospectus Supplement dated August 11, 2021 and

Prospectus dated July 24, 2019

Registration No. 333-232124

Pricing Terms

GLADSTONE INVESTMENT CORPORATION

$117,000,000

4.875% Notes Due 2028

Pricing Term Sheet

August 11, 2021

The following sets forth the final terms of the 4.875% Notes due 2028 (the “Notes”) and should only be read together with the preliminary prospectus supplement, dated August 11, 2021, together with the accompanying prospectus dated, July 24, 2019, relating to these securities (together, the “Preliminary Prospectus”) and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	Gladstone Investment Corporation (the “Company”)

Title of the Securities:	4.875% Notes due 2028

Rating:*	BBB (Egan-Jones)

Initial Aggregate Principal Amount Being Offered:	$117,000,000

Over-Allotment Option:	Up to $17,550,000 aggregate principal amount of Notes within 30 days of the date hereof solely to cover over-allotments, if any.

Issue Price:	$25.00

Principal Payable at Maturity:	100% of the aggregate principal amount. The outstanding principal amount of the Notes will be payable on the stated maturity date at the office of the trustee, paying agent and security registrar for the Notes or at such other office as the Company may designate.

Type of Note:	Fixed rate note

Listing:	The Company intends to list the Notes on the Nasdaq Global Select Market within 30 days of the original issue date under the trading symbol “GAINZ”.

Stated Maturity Date:	November 1, 2028

Interest Rate:	4.875% per year

Underwriting Discount:	3.00% (or $3,510,000 total assuming the over-allotment option is not exercised)

Net Proceeds to the Issuer, before Expenses:	97.00% (or $113,490,000 total assuming the over-allotment option is not exercised)

Day Count Basis:	360-day year of twelve 30-day months

Trade Date:	August 11, 2021

Settlement Date:	August 18, 2021 (T+5)**

Date Interest Starts Accruing:	August 18, 2021

Interest Payment Dates:	Each February 1, May 1, August 1 and November 1 commencing November 1, 2021. If an interest payment date falls on a non-business day, the applicable interest payment will be made on the next business day and no additional interest will accrue as a result of such delayed payment.

Interest Periods:	The initial interest period will be the period from and including August 18, 2021, to, but excluding, the initial interest payment date, and the subsequent interest periods will be the periods from and including an interest payment date to, but excluding, the next interest payment date or the stated maturity date, as the case may be.

Specified Currency:	U.S. Dollars

Denominations:	The Company will issue the Notes in denominations of $25 and integral multiples of $25 in excess thereof.

Business Day:	Each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in New York City or the place of payment are authorized or required by law or executive order to close.

Optional Redemption:	The Notes may be redeemed in whole or in part at any time or from time to time at the Company’s option on or after November 1, 2023, upon not less than 30 days nor more than 60 days written notice by mail prior to the date fixed for redemption thereof, at a redemption price of 100% of the outstanding principal amount of the Notes to be redeemed plus accrued and unpaid interest payments otherwise payable for the then-current quarterly interest period accrued to, but not including, the date fixed for redemption.

CUSIP / ISIN:	376546 883/ US3765468836

Use of Proceeds:	The Company intends to use the net proceeds from this offering to redeem all of its 6.375% Series E Cumulative Term Preferred Stock, to repay a portion of the amount outstanding under its revolving credit facility, to fund new investment opportunities, and for other general corporate purposes.

Joint Book-Running Managers:	Oppenheimer & Co. Inc., Goldman Sachs & Co. LLC, B. Riley Securities, Inc. and Ladenburg Thalmann & Co. Inc.

Co-Manager:	Wedbush Securities Inc.

Trustee, Paying Agent, and Security Registrar:	UMB Bank, National Association

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to the second business day before delivery thereof will be required, by virtue of the fact that the Notes initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their own advisors.

Investors are advised to carefully consider the investment objective, risks, charges and expenses of the Company before investing. The Preliminary Prospectus, which has been filed with the U.S. Securities and Exchange Commission (“SEC”), contains this and other information about the Company and should be read carefully before investing.

This pricing term sheet and the Preliminary Prospectus are not offers to sell or the solicitation of offers to buy, nor will there be any sale of the Notes referred to in this pricing term sheet, in any jurisdiction where such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction.

A shelf registration statement relating to these securities is on file with, and has been declared effective by, the SEC. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it by calling Oppenheimer & Co. Inc. toll-free at (212) 667-5040 or emailing FixedIncomeProspectus@opco.com.